------------------------------------------------------------------------------
SEC 1745 (6-00) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
------------------------------------------------------------------------------

                                              --------------------------------
                                              /        OMB APPROVAL          /
                                              --------------------------------
                                              / OMB Number:       3235-0145  /
                                              / Expires:   October 31, 2002  /
                                              / Estimated average burden     /
                                              / hours per response ... 14.90 /
                                              --------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                           Advance Auto Parts, Inc.
                      ------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  00751Y 106
                                  -----------
                                 (CUSIP Number)

                               December 31, 2001
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  00751Y 106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
      FS Equity Partners IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5
       SHARES      -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
      OWNED BY       6    28,972,660 (See Item 4)
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
       PERSON        7
       WITH         -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    29,602,484 (See Item 4)
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    30,638,826 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    93.7% (See Item 4)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTION)
12    PN
------------------------------------------------------------------------------

                                 Page 2 to 11

  CUSIP NO.  00751Y 106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
      FS Capital Partners, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5
       SHARES      -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
      OWNED BY       6    28,972,660 (See Item 4)
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
       PERSON        7
       WITH         -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    29,602,484 (See Item 4)
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    30,638,826 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    93.7% (See Item 4)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTION)
12    OO
------------------------------------------------------------------------------

  CUSIP NO.  00751Y 106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
      Garnett E. Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5    655,167 (See Item 4)
       SHARES      -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
      OWNED BY       6
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
       PERSON        7
       WITH         -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    655,167 (See Item 4)
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    655,167 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    2.0% (See Item 4)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTION)
12    IN
------------------------------------------------------------------------------

  CUSIP NO.  00751Y 106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
      Lawrence P. Castellani
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5    885,000 (See Item 4)
       SHARES      -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
      OWNED BY       6
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
       PERSON        7
       WITH         -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    885,000 (See Item 4)
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    885,000 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    2.7% (See Item 4)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTION)
12    IN
------------------------------------------------------------------------------

  CUSIP NO.  00751Y 106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
      Jimmie L. Wade
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5    66,333 (See Item 4)
       SHARES      -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
      OWNED BY       6
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
       PERSON        7
       WITH         -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    66,333 (See Item 4)
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    66,333 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    less than 1% (See Item 4)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTION)
12    IN
------------------------------------------------------------------------------

  CUSIP NO.  00751Y 106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
      David R. Reid
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5    59,666 (See Item 4)
       SHARES      -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
      OWNED BY       6
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
       PERSON        7
       WITH         -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    59,666 (See Item 4)
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    59,666 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    less than 1% (See Item 4)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTION)
12    IN
------------------------------------------------------------------------------

Item 1.

   (a) The name of the issuer is Advance Auto Parts, Inc., a Delaware corporation (the "Issuer").

   (b) The principal executive office and mailing address of the Issuer is 5673 Airport Road, Roanoke, Virginia 24012.

Item 2.

   (a) The names of the persons filing this statement are: FS Equity Partners IV, L.P. ("FSEP IV"), FS Capital Partners, L.L.C. ("Capital Partners"), Garnett E. Smith ("Smith"), Lawrence P. Castellani ("Castellani"), Jimmie L. Wade ("Wade") and David R. Reid ("Reid" and together with FSEP IV, Capital Partners, Smith, Castellani and Wade, the "Filing Persons").

   (b) FSEP IV and Capital Partners each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. Each of Smith, Castellani, Wade and Reid has his principal business address at 5673 Airport Road, Roanoke, Virginia 24012.

   (c) FSEP IV is a Delaware limited partnership. Capital Partners is a California limited liability company. Each of Smith, Castellani, Wade and Reid is a citizen of the United States of America.

   (d) This Schedule 13G relates to the Common Stock, $0.01 par value per share of the Issuer.

   (e)  The CUSIP Number of the Common Stock is 00751Y 106.

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
        (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
        (e) [ ]  An investment adviser in accordance with (S)240.13d-1(b)(1)
                 (ii)(E);
        (f) [ ]  An employee benefit plan or endowment fund in accordance with
                 (S)240.13d-1(b)(1)(ii)(F);
        (g) [ ]  A parent holding company or control person in accordance with
                 (S)240.13d-1(b)(1)(ii)(G);
        (h) [ ]  A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i) [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
        (j) [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The Filing Persons believe that there are 32,695,735 shares of Common Stock outstanding as of January 31, 2002. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

FSEP IV reports direct holdings of 11,022,652 shares of Common Stock (33.7%). By virtue of being the sole general partner of FSEP IV, Capital Partners may be deemed to have shared voting and dispositive power with respect to those 11,022,652 shares of Common Stock.

Smith reports holdings of 655,167 shares of Common Stock (2.0%), which includes 405,167 shares subject to options exercisable within 60 days of January 31, 2002.

Castellani reports holdings of 885,000 shares of Common Stock (2.7%), which includes 700,000 shares subject to options exercisable within 60 days of January 31, 2002.

Wade reports holdings of 66,333 shares of Common Stock (less than 1%), which includes 41,333 shares subject to options exercisable within 60 days of January 31, 2002.

Reid reports holdings of 59,666 shares of Common Stock (less than 1%), which includes 39,667 shares subject to options exercisable within 60 days of January 31, 2002.

FSEP IV may be deemed to have shared dispositive power of the Common Stock owned by each of Smith, Castellani, Wade and Reid because the terms of options to purchase Common Stock pursuant to the Issuer's 2001 Senior Executive Stock Option Plan contain a drag-along right on sales of stock by any of Smith, Castellani, Wade and Reid in favor of FSEP IV. FSEP IV has no pecuniary interest in the shares owned by Smith, Castellani, Wade and Reid. Each of Smith, Castellani, Wade and Reid disclaim beneficial ownership of shares held by any other Filing Person.

FSEP IV, Ripplewood Partners, L.P., a Delaware limited partnership ("Ripplewood Partners"), Ripplewood Advance Auto Parts Employee Fund I, L.L.C., a Delaware limited liability company ("Ripplewood Employee Fund" and together with Ripplewood Partners, the "Ripplewood Parties"), Nicholas F. Taubman ("Taubman"), The Arthur Taubman Trust dated July 13, 1964 (the "Taubman Trust" and together with Taubman, the "Taubman Parties"), WA Holding Co., a Delaware corporation ("WAH"), Peter J. Fontaine ("Fontaine"), Fontaine Industries Limited Partnership, a Nevada limited partnership (the "Fontaine Partnership") and the Peter J. Fontaine Revocable Trust (the "Fontaine Trust" and together with Fontaine and the Fontaine Partnership, the "Fontaine Parties") are parties to an Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of November 28, 2001 (the "Amendment"). The Amendment amends the Amended and Restated Stockholders Agreement dated as of November 2, 1998 by and among FSEP IV, the Ripplewood Parties, the Taubman Parties, WAH and Advance Holding Corporation, a Virginia corporation ("Holding") (collectively with the Amendment, the "Stockholders Agreement").

As a result of the Stockholders Agreement, FSEP IV together with the Ripplewood Parties, the Taubman Parties, WAH and the Fontaine Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and FSEP IV may be deemed to beneficially own the shares of Common Stock beneficially owned or deemed to be owned by the Ripplewood Parties, the Taubman Parties, WAH and the Fontaine Parties (except, with respect to the Fontaine Parties, the 514 shares beneficially owned by Fontaine that are not subject to the Stockholders Agreement). FSEP IV has no pecuniary interest in the shares owned by the Ripplewood Parties, the Taubman Parties, WAH and the Fontaine Parties.

The Filing Persons have been advised that based on the assumption there are 32,695,735 shares of Common Stock outstanding, the Ripplewood Parties beneficially own 2,891,795 shares of Common Stock (8.8%).

The Filing Persons have been advised that based on the assumption there are 32,695,735 shares of Common Stock outstanding, the Taubman Parties beneficially own 2,547,265 shares of Common Stock (7.8%), including 500,000 shares subject to options exercisable within 60 days of December 31, 2001.

The Filing Persons have been advised that based on the assumption there are 32,695,735 shares of Common Stock outstanding, WAH beneficially owns 11,474,606 shares of Common Stock (35.1%).

The Filing Persons have been advised that based on the assumption there are 32,695,735 shares of Common Stock outstanding, the Fontaine Parties beneficially own 1,036,856 shares of Common Stock (3.2%), including 514 shares beneficially owned by Fontaine that are not subject to the Stockholders Agreement.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

                                Page of 9 of 11

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Members of the Group

Please see Item 2 and Item 4.

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  February 12, 2002

                                          FS EQUITY PARTNERS IV, L.P.
                                          By:  FS Capital Partners, L.L.C.
                                          Its: General Partner

                                          /s/ John M. Roth
                                          --------------------------------
                                          John M. Roth
                                          Managing Member


                                          FS CAPITAL PARTNERS, L.L.C.


                                          /s/ John M. Roth
                                          --------------------------------
                                          John M. Roth
                                          Managing Member


                                          /s/ Garnett E. Smith
                                          --------------------------------
                                          Garnett E. Smith


                                          /s/ Lawrence P. Castellani
                                          --------------------------------
                                          Lawrence P. Castellani


                                          /s/ Jimmie L. Wade
                                          --------------------------------
                                          Jimmie L. Wade


                                          /s/ David R. Reid
                                          --------------------------------
                                          David R. Reid


                                 Page 11 of 11